FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes _____ No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.    announcement relating to inclusion of an additional proposal at the 2020 second extraordinary general meeting of Huaneng Power International, Inc. (the Registrant”), submitted by the Registrant on December 2, 2020;

2.    a copy of supplemental notice of  2020 second extraordinary general meeting of the Registrant, submitted by the Registrant on December 2, 2020; and

3.    a copy of monthly return of equity issuer on movements in securities of the Registrant, submitted by the Registrant on December 1, 2020.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

ANNOUNCEMENT RELATING TO THE INCLUSION OF AN ADDITIONAL PROPOSAL
AT THE 2020 SECOND EXTRAORDINARY GENERAL MEETING

Huaneng Power International, Inc. (the “Company”) published the notice of convening the 2020 second extraordinary general meeting on 6 November 2020 for convening the 2020 second extraordinary general meeting (“Extraordinary General Meeting”) to be held at Conference Room A102, Huaneng Building, No. 6 Fuxingmennei Street, Xicheng District, Beijing, China on 22 December 2020 at 9:00 a.m..

Pursuant to the applicable provisions of the Company Law of the People’s Republic of China, the  Rules Governing the General Meetings of Listed Companies, etc., shareholder(s) holding more than   3% of the total number of the issued shares of the listed company, whether alone or in aggregate with other shareholder(s), is/are entitled to submit additional proposal(s) at general meeting prior to the convening of such meeting according to law. The Board of Directors of the Company received a letter regarding the inclusion of an additional proposal at the Extraordinary General Meeting of Huaneng Power International, Inc. from Huaneng International Power Development Corporation (holding 32.28% shareholding interest in the Company), nominating Mr. Li Haifeng to be the candidate for the non-executive director of the tenth session of the Company, such that the “Proposal regarding the election of a director” will be included as an additional proposal for consideration and approval at the Extraordinary General Meeting of the Company.

SET OUT BELOW IS THE BIOGRAPHICAL DETAILS OF MR. LI HAIFENG

Non-executive Director

Li Haifeng, aged 41, currently the deputy secretary of the party committee and chairman of Liaoning Energy Investment (Group) Co., Ltd.. He previously served as the deputy secretary of the party committee, deputy chairman and president of Liaoning Energy Investment (Group) Co., Ltd. He graduated from Tsinghua University, majoring in materials science and engineering, post-graduate qualification, and a doctorate degree in engineering. He is a senior engineer of professor-level.

Save the work relationship disclosed in the qualifications above, Mr. Li does not have any other connection and relationship with the Company, its controlling shareholders or de facto controllers, nor has Mr. Li been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges.

The Company proposes to appoint Mr. Li as the non-executive Director for a term until the expiry of the Tenth Session of the Board of Directors. Mr. Li does not receive any director's fees. Save for the above, Mr. Li does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, (Chapter 571 of the laws of Hong Kong).

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any   of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

A supplemental notice of the Extraordinary General Meeting (the “Supplemental Notice”) containing (among others) the additional proposal to consider and approve the appointment of Mr. Li as the non- executive director of the Tenth Session of the Board of Directors of the Company together with the second proxy form applicable for use at the Extraordinary General Meeting (the “Second Proxy Form”) are expected to be dispatched to the H Shareholders of the Company on or about 2 December 2020.

H Shareholders are requested to complete and return the Second Proxy Form in accordance with the instructions printed thereon to the Company’s H Share Registrar, Hong Kong Registrar Limited, at   17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for holding the Extraordinary General Meeting. Special arrangements about the completion and return of the Second Proxy Form are also set out in the Supplemental Notice. H Shareholders who have appointed or intend to appoint proxies to attend the Extraordinary General Meeting are requested to pay particular attention to the special arrangements set out therein.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
2 December 2020

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

SUPPLEMENTAL NOTICE OF 2020 SECOND EXTRAORDINARY GENERAL MEETING

Reference is made to the notice (the “Notice of the Extraordinary General Meeting”) of the 2020 second extraordinary general meeting (the “Extraordinary General Meeting” or “General Meeting”) issued on 6 November 2020 of Huaneng Power International, Inc. (the “Company”) for convening the Extraordinary General Meeting to be held at Conference Room A102, the headquarters  of the Company, Huaneng Building, No. 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China on 22 December 2020 at 9:00 a.m. for considering and approving, if thought fit, the resolutions set out in the Notice of the Extraordinary General Meeting.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of the Company will be held and the following resolutions will be considered:

ORDINARY RESOLUTIONS

1.	To consider and approve the proposal regarding the continuing connected transactions for 2021 between the Company and Huaneng Group (Note 1);

2.	To consider and approve the proposal regarding the capital increase of Shengdong Offshore Wind Power (Note 1);

3.	To consider and approve the proposal regarding the capital increase and share expansion of Huaneng Yantai Renewable Energy (Note 1);

4.	To consider and approve the proposal regarding the provision of guarantee by Shandong Company to its subsidiary (Note 1); and

5.	To consider and approve the proposal regarding the election of a director (Note 1).

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
2 December 2020

Notes:

1.	Please refer to the circular of the Company which is expected to be despatched on or about 7 December 2020 for details.

2.	The Second Proxy Form

(1)
The new proxy form for the Extraordinary General Meeting (the “Second Proxy Form”), which supersedes the proxy form for the Extraordinary General Meeting issued by the Company along   with the Notice of the Extraordinary General Meeting on 6 November 2020 (the “Proxy Form”), has been prepared and is enclosed with this Supplemental Notice.

(2)
Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the accompanying Second Proxy Form in accordance with the instructions printed thereon and return the same to the Company’s H Share Registrar, Hong Kong Registrar Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof (as the case may be) (the “Closing Time”). Completion and return of the Second Proxy Form will not preclude the shareholders of the Company from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof.

(3)
H shareholder who has not yet lodged the Proxy Form with the Company’s H Share Registrar is requested to lodge the Second Proxy Form if he/she wishes to appoint a proxy to attend the Extraordinary General Meeting on his/her behalf. In this case, the Proxy Form should not be lodged with the Company’s H Share Registrar.

(4)	H shareholder who has already lodged the Proxy Form with the Company’s H Share Registrar should note that:

(i)
the Second Proxy Form lodged with the Company’s H Share Registrar before the Closing Time will revoke and supersede the Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid form of proxy lodged by the shareholder if correctly completed;

(ii)
if no Second Proxy Form is lodged with the Company’s H Share Registrar, the Proxy Form  will remain valid and effective to the fullest extent applicable if correctly completed. The proxy appointed under the Proxy Form will also be entitled to vote in accordance with the instructions previously given by the shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the Extraordinary General Meeting including the Proposal regarding the election of a director which was not set out in the Proxy Form.

3.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 1 December 2020.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

4.	Closure of H Share register members

Closure of register of members for the Extraordinary General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 2 December 2020 to   22 December 2020 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 1 December 2020. Holders of H shares whose names are recorded in  the register of member of the Company on 2 December 2020 are entitled to attend the Extraordinary General Meeting.

5.	Other Businesses

(i)	The Extraordinary General Meeting will last for half day. Shareholders and their proxies who attend the Extraordinary General Meeting shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East, Wanchai
Hong Kong

(iii)	The business address and contact of the Company are:

Capital Market Department
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China
Contact: Xie Meixin
Telephone No.: (+86)-10-6322 6590
Facsimile No.: (+86)-10-6322 6888
Email: xiemx@hpi.com.cn

(iv)	Time and dates in this notice are Hong Kong time and dates.

Second Proxy Form
Applicable for 2020 Second Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*
Important: If the shareholder(s) of the Company have/has not yet lodged the original proxy form for the 2020 Second Extraordinary General Meeting (issued by the Company along with, among other things, the notice of the 2020 Second Extraordinary General Meeting (the “Meeting” or the “Extraordinary General Meeting”) on 6 November 2020) (the “Original Proxy Form”) with the Company or the Company’s H Share Registrar, shareholders are requested to lodge only this Proxy Form (the “Second Proxy Form” or “Proxy Form”), and if the Original Proxy Form has already been lodged, then please note  that:
(i)
The Second Proxy Form lodged with the Company’s H Share Registrar by the shareholder not less than 24 hours before the     time appointed for the holding of the Meeting will revoke and supersede the Original Proxy Form previously lodged by him/ her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(ii)
If no Second Proxy Form is lodged with the Company’s H Share Registrar by the shareholder, the lodged Original Proxy Form will remain valid and effective to the fullest extent applicable if correctly completed. The authorized proxy of the shareholder holding the Original Proxy Form will be entitled to vote at his/her discretion (if no such instructions are given) on the Proposal regarding the election of a director which was not set out in the Original Proxy Form.

I (We)(Note 2)  ________________________________________________________________________________________________________
of ________________________________________________________________________________________________________________,
Shareholders’ Account: _________________________________________ and I.D. No.: __________________________________________,
being the holder(s) of ________________________________________________________________ H Share(s)/Domestic Share(s)* (Note 1) of
Huaneng Power International, Inc. (the “Company”) now appoint (Note 3) _________________________________________________________
I.D. No.: ___________________________________________________________________________________________________________
(of ______________________________________________________________________________________________________________),
or failing him the Chairman of the Meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance   with the instruction(s) below and on my(our) behalf at the 2020 Second Extraordinary General Meeting (the “Extraordinary General Meeting” or “Meeting”) to be held at 9:00 a.m. on 22 December 2020 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Extraordinary General Meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (Note 6)
ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)	Abstained (Note 4)
1.	To consider and approve the proposal regarding the continuing connected transactions for 2021 between the Company and Huaneng Group
2.	To consider and approve the proposal regarding the capital increase of Shengdong Offshore Wind Power
3.	To consider and approve the proposal regarding the capital increase and share expansion of Huaneng Yantai Renewable Energy
4.	To consider and approve the proposal regarding the provision of guarantee by Shandong Company to its subsidiary
5.	To consider and approve the proposal regarding the election of a director

Date: __________________________________	Signature: _________________________________(Note 5)
Notes:
1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the Extraordinary General Meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (☒) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (☒) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. YOU WISH TO VOTE ABSTAINED A RESOLUTION, TICK (☒) IN THE RELEVANT BOX BELOW THE BOX MARKED “ABSTAINED” (SUCH ABSTAINED VOTES WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY OF THE RESOLUTIONS). If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote or abstain at his/her discretion on any resolution properly proposed to the Meeting other than those referred to in the notice for the Meeting and the supplemental notice of the Meeting.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to the H Share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* Please delete as appropriate.

Document 3

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	30/11/2020

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	Huaneng Power International, Inc. (A Sino-foreign joint stock limited company incorporated in the People's Republic of China)
Date Submitted	1 December 2020

I. Movements in Authorised Share Capital

1. Ordinary Shares
(1) Stock code :	902 (Hong Kong Stock Exchange)	Description :	“H” share listed in H.K. “ADR” listed in N.Y.

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		4,700,383,440	1.00	4,700,383,440

Increase/(decrease)		0		0

Balance at close of the month		4,700,383,440	1.00	4,700,383,440

(2) Stock code :	600011 (Shanghai Stock Exchange)	Description :	“A” share listed in Shanghai

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		10,997,709,919	1.00	10,997,709,919

Increase/(decrease)		0		0

Balance at close of the month		10,997,709,919	1.00	10,997,709,919

2. Preference Shares
Stock code :	N/A	Description :

		No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares
Stock code :	N/A	Description :

		No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (RMB) :	15,698,093,359

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1) H Shares	(2) A Shares

Balance at close of preceding month	4,700,383,440	10,997,709,919	N/A	N/A

Increase/ (decrease) during the month	0	0	N/A	N/A

Balance at close of the month	4,700,383,440	10,997,709,919	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer):
Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1. N/A

( / / )
shares
(Note 1)

2. N/A

( / / )
shares
(Note 1)

3. N/A

( / / )
shares
(Note 1)
		Total A. (Ordinary shares)			N/A
			(Preference shares)		N/A
			(Other class)		N/A
Total funds raised during the month from exercise of options (State currency)			N/A

Warrants to Issue Shares of the Issuer which are to be Listed:
Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

			Total B. (Ordinary shares)		N/A
			(Preference shares)		N/A
			(Other class)		N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed):
Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )
2. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total C. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes):
Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A

( / / )
Ordinary shares (Note 1)

2.	N/A

( / / )
Ordinary shares (Note 1)

3.	N/A

( / / )
Ordinary shares (Note 1)

	Total D. (Ordinary shares)	N/A
	(Preference shares)	N/A
	(Other class)	N/A

Other Movements in Issued Share Capital:
Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1. Rights issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

2. Open offer	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

3. Placing	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

4. Bonus issue				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

5. Scrip dividend	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

6. Repurchase of shares				Class of shares repurchased (Note 1)

				Cancellation date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

7. Redemption of shares				Class of shares redeemed (Note 1)

				Redemption date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

8. Consideration issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

9. Capital reorganisation				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

10. Other (Please specify)	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

Total E. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

IV. Confirmations

~~We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III which has not been previously disclosed in a return published under rule 13.25A, it has been duly authorized by the board of directors of the listed issuer and, insofar as applicable:~~

~~(Note 2)~~

~~(i)~~	~~all money due to the listed issuer in respect of the issue of securities has been received by it;~~

~~(ii)~~	~~all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;~~

~~(iii)~~	~~all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;~~

~~(iv)~~	~~all the securities of each class are in all respects identical (Note 3);~~

~~(v)~~
~~all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;~~

~~(vi)~~	~~all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;~~

~~(vii)~~
~~completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and~~

~~(viii)~~
~~the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.~~

Remarks (if any):
As the Company is incorporated in the PRC, the concept of "authorised share capital" is not applicable. The information shown as "authorised share capital" in section I above refers to
"registered share capital" of the Company.

Submitted by:	Huang Chaoquan
Title:	Secretary of the Board of Directors
(Director, Secretary or other duly authorised officer)

Notes :
1.	State the class of shares (e.g. ordinary, preference or other).

2.
Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.  Where the issuer has already made the relevant confirmations in a return published under rule 13.25A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:
●	the securities are of the same nominal value with the same amount called up or paid up;
●
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

●	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please append the prescribed continuation sheet.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     December 2, 2020